UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number: 001-42426

FAST TRACK GROUP
(Registrant’s Name)

12 Mohamed Sultan Road,

#04-01, Singapore 238961

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

Alexander Capital, L.P., as representative of the several underwriters named in the underwriting agreement, in connection with the initial public offering (“IPO”) of FAST TRACK GROUP, an exempted company with limited liability formed in the Cayman Islands (the “Company”), notified the Company of their decision to exercise the over-allotment option to purchase an additional 562,500 ordinary shares (the “Over-allotment Shares”) of the Company, par value $0.001 per share, at a price of $4.00 per share. The Closing for the sale of the Over-allotment Shares took place on June 2, 2025.

Gross proceeds of the Company’s IPO, including the proceeds from the sale of the Over-allotment Shares, totaled approximately $17.25 million, before deducting underwriting discounts and other related expenses.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAST TRACK GROUP

Date: June 6, 2025	By:	/s/ Lim Sin Foo, Harris
	Name:	Lim Sin Foo, Harris
	Title:	Chief Executive Officer, and Director

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